

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2012

<u>Via E-Mail</u>

David Polonitza
54B Sandra Circle, Apt. B1
Westfield, NJ 07090

> **Re:** **Itex Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by David**
> **Polonitza et. al.**
> **Filed March 7, 2012**
> **File No. 000-18275**

Dear Mr. Polonitza:

We have reviewed your filing and have the following comments.

<u>Revised Preliminary Schedule 14A</u>
<u>Letter to Shareholders, page 1</u>

1. We note your disclosure that you have nominated candidates "in opposition to the two non-executive directors nominated" by the company. Given the plurality voting requirement for the election of directors, it appears your slate is not in opposition to any two company nominees as scurity holders would not be able to vote for your nominees and against any specific company nominee. Please revise.

<u>Reasons for the Solicitation, page 9</u>

2. Please provide support for your statement in item 1 that "Morse Best had received approximately $100,000 for consulting services while Eric Best has been a member of Itex's Board."

Please direct any questions to me at (202) 551-3619.

Sincerely,

<u>/s/ Daniel F. Duchovny</u>
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions